EX. 17.1

February 4, 2015

Dear Bob,

As I explained, when I launched the Institute for Healthcare Innovation I knew the work load would be heavy. But, I was wrong. It has been nonstop to the point where all I am doing is working. The good thing is that clients want my advice / counsel, the unfortunate part is that I do not have any time to devote to anything else. As a result, I must reluctantly submit my resignation effective March 1, 2015.
It has been an honor to serve and as I explained, I am prepared to serve as a consultant to continue to ensure your ongoing success.

With warm regards,

/s/ Jeffrey Lewis
Jeffrey Lewis